UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING APPLICATIONS FOR AUTHORIZATION TO REVISE INTERCONNECTION CHARGES FOR NTT EAST AND NTT WEST

On January 17, 2012, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding the applications for authorization to revise the interconnection charges for the Next Generation Network, leased circuit services, public telephones, directory assistance and other services by Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”). In addition, NTT East and NTT West adjusted the interconnection charges for optical subscriber lines for the fiscal year ending March 31, 2013, which were set last year, by the difference between the forecast and actual results for the fiscal year ended March 31, 2011 and today applied for authorization. NTT East and NTT West are wholly-owned subsidiaries of the registrant. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By		/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: January 17, 2012

January 17, 2012

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

Notice Regarding Applications for Authorization to Revise

Interconnection Charges for NTT East and NTT West

Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”), subsidiaries of Nippon Telegraph and Telephone Corporation, today applied to the Minister of Internal Affairs and Communications for authorization to change the Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities with regards to interconnection charges for the Next Generation Network, leased circuit services, public telephones, directory assistance and other services. Interconnection charges have been calculated based on the interconnection accounting for the fiscal year ended March 31, 2011. Revisions would be applied beginning with the fiscal year ending March 31, 2013.

In addition, NTT East and NTT West adjusted the interconnection charges for optical subscriber lines for the fiscal year ending March 31, 2013, which were set last year, by the difference between the forecast and actual results for the fiscal year ended March 31, 2011 and today applied for authorization.

The interconnection charges for switchboards, calculated based on the Long Run Incremental Cost Methodology, are not included in this application for authorization.

For more details, please see the attached press releases by NTT East and NTT West.

For further inquiries, please contact:

Kei Anzai, Takayuki Kimura or Yusuke Aida
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5581
Fax:	+81-3-5205-5589

January 17, 2012

Application for Authorization to

Revise Interconnection Charges

Nippon Telegraph and Telephone East Corporation (“NTT East”) today applied to the Minister of Internal Affairs and Communications for authorization to change the Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities with regards to interconnection charges for the Next Generation Network, leased circuit services, public telephones, directory assistance and other services. Interconnection charges have been calculated based on the interconnection accounting for the fiscal year ended March 31, 2011. Revisions would be applied beginning with the fiscal year ending March 31, 2013.

In addition, NTT East adjusted the interconnection charges for optical subscriber lines for the fiscal year ending March 31, 2013, which were set last year, by the difference between the forecast and actual results for the fiscal year ended March 31, 2011 and today applied for authorization.

The interconnection charges for switchboards, calculated based on the Long Run Incremental Cost Methodology, are not included in this application for authorization.

1.	Proposed Interconnection Charges

Please see the attachment.

2.	Period of Implementation

After ministerial approval, the revised interconnection charges will be promptly applied.

For inquiries, please contact: Corporate Strategy Planning Department Nippon Telegraph and Telephone East Corporation E-mail: kikakur@sinoa.east.ntt.co.jp

(Attachment)

Proposed Interconnection Charges for Each Service

(1)	Interconnection Charges for the Next Generation Network (“NGN”)

Category		Revised Charges*[2]	Current Charges	Percent Change
Interconnecting Gateway Switch (“IGS”) Routing Transmission Function (IGS interconnection function)	Per 3 minutes*[1]	4.58 yen	5.00 yen	(8.4)%
General Relay Station Routing Transmission Function (Relay station interconnection function)	Monthly fee per interconnection port	5,270,833 yen	5,416,667 yen	(2.7)%
General Line Accommodation Station Routing Transmission Function (Line accommodation station interconnection function)	Monthly fee per each line accommodation router	1,454,151 yen	1,469,335 yen	(1.0)%

*1	The charge per three minutes includes 0.41 yen, the IGS interconnection charge for FY2011.
*2	The revised charges for which authorization has been applied have been set by forecasting costs and demand in FY2012 based on FY2010 results.

(2)	Interconnection Charges for NGN’s Ethernet Frame Transmission Function and Other Functions

Category				Revised Charges*	Current Charges	Percent Change
Ethernet Frame Transmission Function	Facility within MAs	100 Mb/s	Monthly fee per business and per MA	543,310 yen	586,182 yen	(7.3)%
		1 Gb/s		1,496,153 yen	1,609,194 yen	(7.0)%
		1 Gb/s		4,246,392 yen	4,517,633 yen	(6.0)%
	Transmission Facility within Prefectures	100 Mb/s	Monthly fee per business and per prefecture	296,182 yen	330,496 yen	(10.4)%
		1 Gb/s		811,190 yen	904,579 yen	(10.3)%
		10 Gb/s		2,258,563 yen	2,512,717 yen	(10.1)%
	Interconnection Facility		Monthly fee per device	262,083 yen	267,083 yen	(1.9)%
Terminal Line Transmission Function		100 Mb/s or less	Monthly fee per line	5,943 yen	7,492 yen	(20.7)%
		1Gb/s or less		10,123 yen	12,052 yen	(16.0)%

*	The revised charges for which authorization has been applied have been set by forecasting costs and demand in FY2012 based on FY2010 results.

(3)	Interconnection Charges for Leased Circuits and Other Connection Lines

Category			Revised Charges*[3]	Current Charges	Percent Change
Conventional Leased Circuits	3.4 kHz*[1]	Monthly fee per line	7,813 yen	7,409 yen	5.5%
High Speed Digital Transmission	Digital Access 1.5 Mb/s (Type 1-1)*[1]	Monthly fee per line	45,324 yen	43,444 yen	4.3%
ATM Circuits	1 Mb/s (Regular)*[1]	Monthly fee per line	160,475 yen	139,989 yen	14.6%
Mega Data Netz	500 kb/s (Class 1 / Speed assurance)*[2]	Monthly fee per line	28,039 yen	26,090 yen	7.5%

*1	For leased circuit connections within the MA.
*2	For terminal line transmission function (3 Mb/s).
*3	The revised charges for which authorization has been applied have been set by adjusting the actual expenses for FY2010 by the price gap (adjusted amount) between actual revenues and actual costs in FY2010.

(4)	Interconnection Charges for Public Telephones and Directory Assistance

Category			Revised Charges*	Current Charges	Percent Change
Public Telephones Transmission Function		Per second	0.8996 yen	0.9975 yen	(9.8)%
Digital Public Telephones Transmission Function		Per second	0.5647 yen	0.6131 yen	(7.9)%
Directory Assistance Service Connection Function	IC Connection	Per assistance	86 yen	76 yen	13.2%

*	The revised charges for which authorization has been applied have been set by adjusting the actual expenses for FY2010 by the price gap (adjusted amount) between actual revenues and actual costs in FY2010.

(5)	Interconnection Charges for Relay Fiber Optics and DSL Connections

Category			Revised Charges*[3]		Current Charges	Percent Change
Relay Fiber Optics		Monthly fee per single core cable / meter	0.597 yen		0.797 yen	(25.1)%
DSL Connection	Line Sharing	Monthly fee per line	88 yen	*[1]	77 yen	14.3%
	Dry Copper Line	Monthly fee per line	1,298 yen	*[2]	1,272 yen	2.0%

*1	Includes circuit management operation fee (monthly fee of 50 yen per line).
*2	Includes circuit management operation fee (monthly fee of 51 yen per line).

*3	The revised charges for which authorization has been applied have been set by adjusting the actual expenses for FY2010 by the price gap (adjusted amount) between actual revenues and actual costs in FY2010.

(6)	Interconnection Charges for Optical Subscriber Lines

Category		Revised Charges*[2]	Current Charges	Percent Change
Optical Subscriber Line	Monthly fee per single core cable	3,403 yen	4,194 yen	(18.9)%
Optical Main Subscriber Line Under the Shared Access System*[1]	Monthly fee per single core cable	3,013 yen	3,756 yen	(19.8)%

The above represent monthly charges per single-core cable for Type 1-1 (daytime and weekday support in case of malfunction).

*1	The outside optical splitter charge applicable in fiscal year 2012 (99 yen), which is reviewed under the actual cost method every fiscal year, is included in the revised charges for optical main subscriber lines under the shared access system.
*2	The revised charges for which authorization has been applied are set based on the FY2012 usage charges (optical subscriber line: 3,568 yen; optical main subscriber line under the shared access system: 3,155 yen), which were set last fiscal year, adjusted (optical subscriber line: -165 yen; optical main subscriber line under the shared access system: -142 yen) by the difference between the forecasted price gap for FY2010 (difference between forecasted revenues and forecasted costs) and the actual price gap for FY2010.

In addition to the above charges, the interconnection charges for optical branch subscriber lines under the shared access system for FY2012 were revised from 310 yen to 287 yen.

(Reference Material)

Comparison of Interconnection Charges and Subscriber Charges

for the Fiscal Year Ended March 31, 2011

		(Billions of yen)
Services	(1) Revenue from subscriber charges	(2) Corresponding interconnection charges	Difference [(1) minus (2)]
Telephone Subscriber / ISDN Base Rates	439.0	273.7	165.3
Telephone Subscriber / ISDN Communication Rates	60.3	30.4	29.9
Public Telephones (including digital public telephones)	2.4	7.3	(4.9)
Directory Assistance	3.8	4.2	(0.4)
B FLET’S	249.6	81.0	168.6
FLET’S ADSL	53.5	10.2	43.3
FLET’S ISDN	3.3	1.1	2.2
FLET’S Hikari Next	98.6	40.2	58.4
Hikari Denwa	98.1	35.5	62.6
Business Ether Wide	6.8	4.6	2.2

(1)	The corresponding interconnection charges for each service are calculated by multiplying the revised interconnection fee for which authorization has been applied by the numerical demand (number of facilities used) for each service.
(2)	The corresponding interconnection charges for telephone subscriber services and ISDN base rates do not include the 55.9 billion yen in expenses (NTS costs) arising from changes in facility-related expenses associated with the increase or decrease in the number of lines.

January 17, 2012

Application for Authorization to

Revise Interconnection Charges

Nippon Telegraph and Telephone West Corporation (“NTT West”) today applied to the Minister of Internal Affairs and Communications for authorization to change the Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities with regards to interconnection charges for the Next Generation Network, leased circuit services, public telephones, directory assistance and other services. Interconnection charges have been calculated based on the interconnection accounting for the fiscal year ended March 31, 2011. Revisions would be applied beginning with the fiscal year ending March 31, 2013.

In addition, NTT West adjusted the interconnection charges for optical subscriber lines for the fiscal year ending March 31, 2013, which were set last year, by the difference between the forecast and actual results for the fiscal year ended March 31, 2011 and today applied for authorization.

The interconnection charges for switchboards, calculated based on the Long Run Incremental Cost Methodology, are not included in this application for authorization.

1.	Proposed Interconnection Charges

Please see the attachment.

2.	Period of Implementation

After ministerial approval, the revised interconnection charges will be promptly applied.

For inquiries, please contact: Corporate Strategy Planning Department Marketing Strategy Group Nippon Telegraph and Telephone West Corporation E-mail: keikie@west.ntt.co.jp

(Attachment)

Proposed Interconnection Charges for Each Service

(1)	Interconnection Charges for the Next Generation Network (“NGN”)

Category		Revised Charges*[2]	Current Charges	Percent Change
Interconnecting Gateway Switch (“IGS”) Routing Transmission Function (IGS interconnection function)	Per 3 minutes*[1]	5.33 yen	5.73 yen	(7.0)%
General Relay Station Routing Transmission Function (Relay station interconnection function)	Monthly fee per interconnection port	4,708,333 yen	6,541,667 yen	(28.0)%
General Line Accommodation Station Routing Transmission Function (Line accommodation station interconnection function)	Monthly fee per each line accommodation router	1,926,143 yen	2,178,393 yen	(11.6)%

*1	The charge per three minutes includes 0.41 yen, the IGS interconnection charge for FY2011.
*2	The revised charges for which authorization has been applied have been set by forecasting costs and demand in FY2012 based on FY2010 results.

(2)	Interconnection Charges for NGN’s Ethernet Frame Transmission Function and Other Functions

Category				Revised Charges*	Current Charges	Percent Change
Ethernet Frame Transmission Function	Facility within MAs	100 Mb/s	Monthly fee per business and per MA	586,783 yen	639,145 yen	(8.2)%
		1 Gb/s		1,621,019 yen	1,763,530 yen	(8.1)%
		1 Gb/s		4,651,714 yen	5,039,549 yen	(7.7)%
	Transmission Facility within Prefectures	100 Mb/s	Monthly fee per business and per prefecture	354,022 yen	376,942 yen	(6.1)%
		1 Gb/s		977,342 yen	1,034,629 yen	(5.5)%
		10 Gb/s		2,798,079 yen	2,903,033 yen	(3.6)%
	Interconnection Facility		Monthly fee per device	371,250 yen	417,917 yen	(11.2)%
Terminal Line Transmission Function		100 Mb/s or less	Monthly fee per line	7,960 yen	9,532 yen	(16.5)%
		1Gb/s or less		12,230 yen	13,541 yen	(9.7)%

*	The revised charges for which authorization has been applied have been set by forecasting costs and demand in FY2012 based on FY2010 results.

(3)	Interconnection Charges for Leased Circuits and Other Connection Lines

Category			Revised Charges*[3]	Current Charges	Percent Change
Conventional Leased Circuits	3.4 kHz*[1]	Monthly fee per line	6,062 yen	5,975 yen	1.5%
High Speed Digital Transmission	Digital Access 1.5 Mb/s (Type 1-1)*[1]	Monthly fee per line	30,468 yen	33,152 yen	(8.1)%
ATM Circuits	1 Mb/s (Regular)*[1]	Monthly fee per line	52,829 yen	82,786 yen	(36.2)%
Mega Data Netz	500 kb/s (Class 1 / Speed assurance)*[2]	Monthly fee per line	19,196 yen	21,823 yen	(12.0)%

*1	For leased circuit connections within the MA.
*2	For terminal line transmission function (3 Mb/s).
*3	The revised charges for which authorization has been applied have been set by adjusting the actual expenses for FY2010 by the price gap (adjusted amount) between actual revenues and actual costs in FY2010.

(4)	Interconnection Charges for Public Telephones and Directory Assistance

Category			Revised Charges*	Current Charges	Percent Change
Public Telephones Transmission Function		Per second	0.9211 yen	0.7709 yen	19.5%
Digital Public Telephones Transmission Function		Per second	0.8803 yen	0.7269 yen	21.1%
Directory Assistance Service Connection Function	IC Connection	Per assistance	81 yen	75 yen	8.0%

*	The revised charges for which authorization has been applied have been set by adjusting the actual expenses for FY2010 by the price gap (adjusted amount) between actual revenues and actual costs in FY2010.

(5)	Interconnection Charges for Relay Fiber Optics and DSL Connections

Category			Revised Charges*[3]		Current Charges	Percent Change
Relay Fiber Optics		Monthly fee per single core cable / meter	0.715 yen		1.012 yen	(29.3)%
DSL Connection	Line Sharing	Monthly fee per line	89 yen	*[1]	81 yen	9.9%
	Dry Copper Line	Monthly fee per line	1,354 yen	*[2]	1,343 yen	0.8%

*1	Includes circuit management operation fee (monthly fee of 55 yen per line).
*2	Includes circuit management operation fee (monthly fee of 60 yen per line).

*3	The revised charges for which authorization has been applied have been set by adjusting the actual expenses for FY2010 by the price gap (adjusted amount) between actual revenues and actual costs in FY2010.

(6)	Interconnection Charges for Optical Subscriber Lines

Category		Revised Charges*[2]	Current Charges	Percent Change
Optical Subscriber Line	Monthly fee per single core cable	4,357 yen	4,784 yen	(8.9)%
Optical Main Subscriber Line Under the Shared Access System*[1]	Monthly fee per single core cable	3,846 yen	4,298 yen	(10.5)%

The above represent monthly charges per single-core cable for Type 1-1 (daytime and weekday support in case of malfunction).

*1	The outside optical splitter charge applicable in fiscal year 2012 (87 yen), which is reviewed under the actual cost method every fiscal year, is included in the revised charges for optical main subscriber lines under the shared access system.
*2	The revised charges for which authorization has been applied are set based on the FY2012 usage charges (optical subscriber line: 4,578 yen; optical main subscriber line under the shared access system: 3,995 yen), which were set last fiscal year, adjusted (optical subscriber line: -221 yen; optical main subscriber line under the shared access system: -149 yen) by the difference between the forecasted price gap for FY2010 (difference between forecasted revenues and forecasted costs) and the actual price gap for FY2010.

In addition to the above charges, the interconnection charges for optical branch subscriber lines under the shared access system for FY2012 were revised from 354 yen to 329 yen.

(Reference Material)

Comparison of Interconnection Charges and Subscriber Charges

for the Fiscal Year Ended March 31, 2011

		(Billions of yen)
Services	(1) Revenue from subscriber charges	(2) Corresponding interconnection charges	Difference [(1) minus (2)]
Telephone Subscriber / ISDN Base Rates	437.6	290.9	146.7
Telephone Subscriber / ISDN Communication Rates	52.2	27.7	24.5
Public Telephones (including digital public telephones)	2.4	7.6	(5.2)
Directory Assistance	4.1	4.3	(0.2)
B FLET’S	216.1	102.8	113.3
FLET’S ADSL	51.0	10.5	40.5
FLET’S ISDN	3.4	1.1	2.3
FLET’S Hikari Next	43.3	24.4	18.9
Hikari Denwa	85.9	32.3	53.6
Business Ether Wide	3.6	2.8	0.8

(1)	The corresponding interconnection charges for each service are calculated by multiplying the revised interconnection fee for which authorization has been applied by the numerical demand (number of facilities used) for each service.
(2)	The corresponding interconnection charges for telephone subscriber services and ISDN base rates do not include the 48.1 billion yen in expenses (NTS costs) arising from changes in facility-related expenses associated with the increase or decrease in the number of lines.